Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial/Science/Medical Editors:
    Dr. James Young Appointed Principal Investigator for Vasogen's
    Confirmatory Study in NYHA Class II Heart Failure

    MISSISSAUGA, ON, Sept. 19 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS),
today announced that James B. Young, MD, Chairman, Division of Medicine at the
Cleveland Clinic Foundation and Medical Director, Kaufman Center for Heart
Failure, has agreed to be the Global Principal Investigator and Chairman of
the Steering Committee for its planned confirmatory study of Celacade(TM) in patients with NYHA Class II chronic heart failure. Dr. Young, who has played a leading role in numerous multi-center clinical trials focusing on heart failure and transplantation, led Vasogen's 2,400-patient ACCLAIM study which was completed last year and demonstrated a 39% reduction (p equals 0.0003) in the risk of death or cardiovascular hospitalizations for the large pre-defined subgroup of 689 patients with NYHA class II heart failure.
    "I am extremely pleased to be participating in this important study for the purpose of confirming the impressive result seen with the pre-specified subgroup of nearly 700 patients with NYHA Class II heart failure in the
ACCLAIM study," said Dr. Young. "There is clearly a need for more options to treat patients with Class II heart failure and Celacade has the potential to become a safe and effective first-in-class therapy in this progressive and devastating condition."
    Vasogen recently announced plans for a confirmatory study that would support an application for regulatory approval in the United States of its
Celacade technology for the treatment of patients with NYHA Class II heart failure. The planned study involves an adaptive trial design utilizing a
Bayesian statistical approach; as few as 300 patients could provide sufficient data to confirm the finding in the pre-specified sub-group of ACCLAIM patients with NYHA Class II heart failure. Furthermore, the use of an adaptive clinical trial design also provides the flexibility to increase the sample size up to
600 patients, should additional data be required.

    About Dr. James Young

    Dr. Young's clinical research activities began during his residency and fellowship training when he was a Lipid Research Clinic (LRC) physician. He subsequently focused his efforts on heart failure and cardiac transplant therapeutics which included early experiences with dopamine receptor agonists, angiotensin-converting enzyme inhibitors, beta blockers, calcium channel blockers, angiotensin receptor blockers, many new immunosuppressants, and a variety of parenteral inotropes and vasodilators. He has collaborated extensively with his basic science research associates at the Kaufman Center for Heart Failure and the Multi-organ Transplant Center on 'bridging' and
'translational' research focused primarily on the molecular biology of cardiac remodeling, allograft arteriopathy, and transplanted heart rejection.
Dr. Young has also served as the United States Principal Investigator or
Co-Principal Investigator for the HOPE, RESOLVED, SPICE, VMAC, MIRACLE-ICD,
ONTARGET, TRENSCEND, and CHARM multi-center clinical trials. He has published nearly 500 manuscripts and abstracts and several textbooks. Professionally,
Dr. Young is most proud of his contributions to the development and administration of organ procurement programs, his efforts to secure recognition for the newly emerging cardiology subspecialty of "Heart Failure and Cardiac Transplant Medicine", and his collaborations with basic and clinical scientists.

    About Heart Failure

    Heart failure, most frequently resulting from coronary artery disease or hypertension, is a debilitating syndrome in which the heart's ability to function as a pump is impaired. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and premature death. According to the Heart Failure Society of
America, heart failure is the only major cardiovascular disease with prevalence and incidence on the rise. Heart failure, which is now often referred to as an epidemic, is estimated to affect 12 million individuals in
North America and Europe and an estimated 4.4 million have NYHA Class II symptomatic impairment.

    About Vasogen

    Vasogen is a biotechnology company engaged in the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders. The Company's lead product, the Celacade(TM)
technology, is designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation. Celacade(TM) is in late-stage development for the treatment of chronic heart failure and has received European regulatory approval under the CE Mark for this indication.
Vasogen is also developing a new class of drugs for the treatment of certain neuro-inflammatory disorders and is preparing to advance VP025, the lead drug candidate from this new class, into phase II development.

    Certain statements contained in this press release or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or
"forward-looking information" under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade(TM), plans to fund our current activities, statements concerning our partnering activities and health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as
"may", "will", "should", "expects", "plans", "anticipates", "believes",
"estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size and accessibility of the market for
Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of
Celacade, and the feasibility of additional trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further ongoing analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials and the size and design of any such trails, delays or setbacks in the regulatory approval process, difficulties in the maintenance of existing regulatory approvals, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on partners, subcontractors, and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the
Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information
Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.

    %SEDAR: 00001047E          %CIK: 0001042018

    /For further information: Glenn Neumann, Investor Relations, 2505
Meadowvale Blvd, Mississauga, ON, Canada, L5N 5S2, tel: (905) 817-2004, fax:
(905) 569-9231, www.vasogen.com/investor(at)vasogen.com/
    (VSGN VAS.)

CO:  Vasogen Inc.

CNW 07:00e 19-SEP-07